SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                           Commission File Number 1-10360

                          NOTIFICATION OF LATE FILING

     (Check One):       Form 10-K       Form 11-K     Form 20-F     Form 10-Q X
                                   --            --            --            --
 Form N-SAR
         For Period Ended:          March 31, 2000
                                    --------------
 Transition Report on Form 10-K             Transition Report on Form 10-Q
 Transition Report on Form 20-F             Transition Report on Form N-SAR
 Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                                CRIIMI MAE Inc.
                           -------------------------
                            Full name of registrant


                           -------------------------
                           Former name if applicable

                              11200 Rockville Pike
           ---------------------------------------------------------
           Address of principal executive office (Street and number)

                           Rockville, Maryland 20852
                           -------------------------
                            City, state and zip code

                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    ---        (a)       The reasons  described in reasonable detail in Part III
                         of  this   form   could  not  be   eliminated   without
                         unreasonable effort or expense;
     X
    ---        (b)       The  subject   annual   report,   semi-annual   report,
                         transition  report  on Form  10-K,  20-F,  11-K or Form
                         N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ---       (c)       The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period: On October 5, 1998, the registrant and two of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. As a result of various issues associated with the bankruptcy, the registrant has not been able to obtain all requisite information to complete (a) material sections of its Quarterly Report on Form 10-Q and (b) its financial statements and footnotes. As a result, the Company will not be able to file its Quarterly Report on Form 10-Q for the quarter year ended
March 31, 2000 on or before May 15, 2000. The registrant expects to file the Form 10-Q on or before May 22, 2000.

                                     PART IV
                                OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification:

              David Iannarone                (301)              231-0354
              ----------------------------------------------------------------
             (Name)                        (Area code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  Yes  X     No
                         ---       ---
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?     Yes  X     No
                         ---       ---
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

                                 CRIIMI MAE Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: /s/ May 16, 2000             By: /s/ Cynthia O. Azzara
      ----------------                 ---------------------
                                       Cynthia O. Azzara
                                       Senior Vice President and Chief
                                         Financial Officer

                          Attachment A



     It is anticipated that the earnings statement for the quarter ended March 31, 2000 will reflect a significant change in results of operations from the corresponding quarter for the last fiscal year primarily due to the following three items: (1) Approximately $4.8 million in total of impairment losses and realized losses recognized related to the Company's investment in certain CMBS. The decision to sell a portion of the CMBS was made during the fourth quarter of 1999, with a portion of these CMBS sold in February and April of 2000 and the remaining CMBS expected to be sold during mid 2000. During the fourth quarter of 1999 and the first quarter of 2000, the Company recognized the impairment related to the CMBS it intends to sell because it made the decision to sell these CMBS during that fourth quarter of 1999. This loss was previously recognized through other comprehensive income in shareholders' equity. (2) The Company's net interest margin has decreased by approximately $1.6 million for the quarter ended March 31, 2000 compared to the quarter ended March 31, 1999. This is primarily the result of increased interest expense related to certain of the Company's debt and (3) The Company recognized a $3.9 million unrealized gain on its warehouse obligation for the quarter ended March 31, 1999. This facility was closed during late 1999 and as a result it did not impact the first quarter 2000 results of operations. As a result primarily of the previous three items, the Company expects to recognize net income available to common shareholders of approximately $4.0 million for the quarter ended March 31, 2000 compared to net income available to common shareholders of approximately $13.4 million for the quarter ended March 31, 1999.